

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

William S. Burns
Senior Executive Vice President & Chief Financial Officer
ConnectOne Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, NJ 07632

>   **Re: ConnectOne Bancorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **File No. 001-40751**

Dear William S. Burns:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance